SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2000

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__          Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____          No __X__

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECUTSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-69694 ON FORM F-3, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 AND REGISTRATION STATEMENT NO. 333-5998 ON FORM S-8 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2000	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner —————————

REUTERS International News Release Reuters Group PLC Preliminary Statement For the year ended December 1999 Reuters Group PLC 85 Fleet Street London EC4P 4AJ Tel. 020 7250 1122 Reg. No. 3296375

Contents

Reuters Group PLC

Highlights of the Preliminary Results for the year ended 31 December 1999

8 February 2000	No. 03/00

•	Pre-tax profit up 9%, EPS up 13% to 30.2p.

•	Underlying revenue up 4% (up 2% ex-currency).

•	Operating profit ex-currency up 3%.

•	EBITDA up 5% (up 6% ex-currency) to £1 billion for the first time.

•	Final dividend in line with prior year at 11.0p.

•	£500 million to be spent over four years on Internet migration.

•	Initiatives will accelerate use of internet technology, open new markets and alter business model.

•	Cost savings of £150 million a year expected by 2002.

•	Advisors appointed for Greenhouse Fund IPO.

•	Instinet IPO: one of the options under consideration.

•	Future dividends linked to profit from RI/RTS businesses.

•	Board and organisation changes.

Summary of Results

The following is a summary of the unaudited results of Reuters Group PLC (NASDAQ symbol: RTRSY) for the year to 31 December 1999:
	Year to 31 December		% change		Year to 31 December
	1999 £m	1998 £m	Actual rates of exchange	Comparable rates of exchange	1999 US$m	1998 US$m

Group revenue	3,125	3,032	3%	1%	5,032	4,881

Operating costs	2,576	2,482	4%	1%	4,149	3,995

Operating profit	549	550	0%	3%	883	886

Profit before taxation	632	580	9%		1,017	935

Basic earnings per
ordinary share	30.2p	26.7p	13%

Earnings per ADS	US$2.91	US$2.58	13%

Dividend per ordinary
share: Interim	3.65p	3.4p	7%
Final	11.0p	11.0p	0%
Number of ordinary
shares ranking for
dividend (millions)	1,402	1,409

Notes:
•	This summary is taken from, and should be read in conjunction with, the attached full preliminary statement and notes.

•	For convenience the US dollar equivalents for both years have been converted throughout this news release at US$ 1.61 = £1, a rate prevailing on 31 December 1999.

•	The final dividend is payable on 20 April 2000 to ordinary shareholders on the register at 17 March 2000 and on 27 April 2000 to ADS holders on the register at 17 March 2000.

•	This news release includes forward-looking statements within the meaning of the US securities laws. For a discussion of factors that could affect future results, reference should be made to the forward-looking statements discussion and Cautionary Statements included in the full preliminary statement on pages 38-40.

•	The financial information for the year ended 31 December 1998 does not comprise statutory accounts but has been extracted from the statutory accounts of Reuters Group PLC for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237 (2) or (3) of the Companies Act 1985. The financial information for the year ended 31 December 1999 does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts of Reuters Group PLC for that period will be delivered to the Registrar of Companies in due course.

•	Reuters and the sphere logo are the trademarks of the Reuters Group of Companies.

Reuters Internet Strategy

Reuters announces today a range of major initiatives designed to accelerate its use of internet technologies, open new markets and migrate its core business to an internet-based model.

Chief Executive Peter Job comments: “The Internet has opened up two big opportunities for Reuters. It has enabled us for the first time to start serving an infinitely wider market, including individuals making financial decisions at home and at work. We estimate that more than 40 million individual users are now looking at our information on 900 websites. It has also allowed us to adopt a more cost-effective model for our base business. The Internet recognises no frontiers and points towards a single global product range which is cheap to deliver, administer and maintain.

“To get best advantage from these opportunities we are expanding our capabilities through partnerships and spin-offs where strategically justified. To our broad base of technology and content, we have now added a communications business in partnership with Equant. This makes us one of the few organisations active on the Internet to have achieved this strategic convergence. We have leveraged our investments in leading US-based internet companies to form new partnerships in Europe. The spin-off of TIBCO Software, now capitalised at US$10 billion, has created a major new supplier of internet software. This momentum will continue in the current year.”

Reuters plans to spend £500 million over the next four years in the migration of its services to internet technology. Other initiatives include the appointment of advisors to prepare for an Initial Public Offering (IPO) of a portion of its Greenhouse Fund in order to build on the success of the Fund at a faster pace. Reuters plans to build a new financial portal to service the consumer finance market. Our intent to form a new venture with Aether Systems, a leading wireless applications service provider in the US, to provide custom wireless solutions to the European market is announced today. The company also announces plans today for a joint venture with Multex, which distributes broker research globally, to create a website to develop a community of private investors in Europe. These are in addition to the formation of the venture with Equant, announced last week, which addresses a new market for a secure financial extranet. It allows Reuters to move products to internet protocol delivery at a faster pace and at the same time will contribute to the remodelling of its cost base.

Organisational development

The company is now focused on three business areas. The first, Reuters Financial, will consist of two divisions: Reuters Information (RI) and Reuters Trading Solutions (RTS). RI is being expanded to include the Global Sales and Operations unit. RTS will take on responsibility for relationships with the Group’s global accounts. The second is a stand-alone subsidiary, Instinet, the electronic equities and fixed income brokerage. The third, Ventures, is the vehicle for development of new businesses outside the core financial markets. Ventures is to be renamed Reuterspace to reflect the bringing together of businesses operating in new areas.

Management changes include the appointment of Philip Green, Chief Executive RTS, to the Board. He will continue to manage RTS. Jean-Claude Marchand will become Chairman of RI and Global Marketing Director. Tom Glocer, who is currently running Reuters business in the Americas, will join the Group Executive as Chief Executive RI. André Villeneuve will leave the Board immediately to focus on Instinet as its Chairman. He will be based in New York. David Ure will also leave the Board in due course to concentrate on his role as Chairman of the new venture with Equant.

Results

Profit before tax, including gains from the sales of investments, was £632 million (US$1,017 million), up 9% at actual exchange rates. Earnings per share rose 13% to 30.2p from 26.7p in 1998. A final dividend of 11p is proposed, making a total for the year of 14.65p, a rise of 2%.

Underlying revenue for 1999, excluding Reuters Business Briefing and TIBCO Software, of £3,081 million (US$4,961 million), increased by 4% at actual rates and 2% at comparable rates. Earnings before interest, tax, depreciation and amortisation (EBITDA) were £1,008 million (US$1,622 million), up 5% at actual rates and up 6% at comparable rates.

Operating profit at £549 million (US$883 million) was flat at actual rates and up 3% at comparable rates. Growth was held back by lower profits from Reuters Trading Solutions, in part as a result of the millennium freeze, and in part as a result of weak foreign exchange markets. Instinet also substantially increased investment in new projects.

Profit on disposals of investments, mainly from the Greenhouse Fund, was £50 million (US$81 million). Net interest payable was £4 million (US$7 million) compared to £2 million (US$3 million) net interest receivable in 1998. Capital expenditure declined by £52 million to £244 million, and acquisitions and investments decreased by £22 million to £135 million. Net funds were £41 million.

Reuters successfully completed its millennium transition programme without any significant problem. Incremental costs associated with this in 1999 were £25 million (US$40 million) compared to £31 million (US$50 million) in 1998.

Reuters Financial

Reuters Information’s revenue increased by 6% at actual rates to £1,619 million (US$2,607 million). Contribution rose 60% at actual rates and the margin improved from 10% to 16%. This improvement reflects the benefit of a one-off improvement in data costs and cost savings associated with the divisional restructuring last year. Sales of Reuters 3000 and domestic products, particularly in the US, showed good growth during the year.

Reuters Trading Solutions’ revenue declined by 6% at actual rates. Dealing revenue continued to slip as foreign exchange markets experienced further consolidation and lower volumes. Revenue for Financial Enterprise Systems and Risk Management Systems declined in the second half because of customer reluctance to install new systems ahead of the Millennium.

Reuters Financial revenue in the second half, and particularly the fourth quarter, was affected by millennium freezes imposed by many customers. The “Millennium Effect” is beginning to unwind, but will still have some impact on installations in the first quarter. The one-off benefit from information data costs in 1999 offset the incremental costs of the Millennium Programme.

Reuters Financial will take a reorganisation charge of £300 million over the next two years, of which £150 million is likely to be taken this year. In addition to current spending, Reuters Financial will invest a further £50 million per annum to develop its e-architecture. These two measures, together with a planned rationalisation of development centres, are expected to provide cost savings of £150 million per year by 2002.

Instinet

Against a background of significant change in its markets, Instinet achieved revenue growth of 18% overall and 39% in its international business. Strong volume growth in US markets was partly offset by price reductions. Instinet invested £39 million in new product development and a re-branding and advertising campaign which led to a reduction in contribution to £129 million. This increased investment will continue in 2000.

Reuters is actively considering its strategic options for Instinet, one of which is an Initial Public Offering. At the same time, Instinet is developing a number of new opportunities including products for the fixed income and retail markets, both of which will be launched in the near future.

Reuterspace

Reuterspace will include the following activities: Reuters Media; Reuters Enterprise, for the business-to-business market; Reuters Personal, for the retail finance market; Reuters Mobile; Reuters Greenhouse; and Reuters Partners, to work with, among others, TIBCO Software.

This division developed its business with good revenue growth and a range of strategic acquisitions. Reuters Media revenue derived from internet sales grew 226%, at actual rates, while underlying revenue for the division, excluding divestitures, grew 11% at actual rates. Reuters Business Briefing became part of the Factiva joint venture with Dow Jones in July 1999. A Wireless business was created during the year to galvanise new technology and the market for mobile access to data. The acquisitions of The TowerGroup, an IT research and advisory firm, and ORT, a provider of company information in France, have enabled the development of corporate information businesses in both the research and credit markets.

The Greenhouse Fund broadened its activity to Europe and Japan. At the year end it had 38 investments, 12 of which had successfully floated. Recent IPOs and the strength of the market have boosted the value of the Fund’s quoted investments from £68 million at the end of July 1999 to £438 million at the year end.

Associates

Losses and associated goodwill charges for associates in 1999 increased to £17 million, reflecting the creation of the Factiva joint venture and the IPO of TIBCO Software Inc. in the second half. With the addition of results from the venture with Equant, these losses will be higher in 2000.

Dividend Policy

Future dividends will be based on the results of Reuters Financial, consisting of RI and RTS, with the intention that payments will be covered at least 1.7 times by underlying earnings, excluding goodwill, as they would have been in 1999.

Prospects

Reuters Financial will continue to make progress at constant exchange rates over the next two years. After providing for the restructuring costs in this business, its profits are bound to be significantly lower in 2000. Group profits overall will reflect this as well as the impact of accelerated Group-wide investment programmes. We are confident the range of major initiatives now being implemented will create further value for shareholders.

END

Revenue Analysis – Year to 31 December 1999

	Year to 31 December		% change		Year to 31 December
	1999 £m	1998 £m	Actual rates of exchange	Comparable rates of exchange	1999 US$m	1998 US$m

Revenue analysis
by division

Reuters Information	1,619	1,531	6%	4%	2,607	2,464
Reuters Trading Systems	780	827	(6%)	(8%)	1,255	1,332
Instinet	525	446	18%	15%	846	718
Reuters Ventures	157	154	2%	0%	253	248

Divisional revenue	3,081	2,958	4%	2%	4,961	4,762
TIBCO Software	21	35	(40%)	(42%)	34	57
Reuters Business Briefing	31	54	(42%)	(43%)	50	86
Share of Factiva revenue	35	—	—	—	56	—
Intra group revenue	(8)	(15)	47%	48%	(13)	(24)

Gross revenue	3,160	3,032	4%	2%	5,088	4,881

Less share of Factiva revenue	(35)	—	—	—	(56)	—

Net revenue	3,125	3,032	3%	1%	5,032	4,881

Revenue analysis
by geography

Europe, Middle
East and Africa	1,643	1,663	(1%)	(1%)	2,646	2,678
Asia/Pacific	503	489	3%	(4%)	810	786
The Americas	979	880	11%	8%	1,576	1,417

Total	3,125	3,032	3%	1%	5,032	4,881

Revenue analysis
by type

Recurring	2,338	2,219	5%	3%	3,765	3,573
Usage	609	572	6%	4%	980	921
Outright	178	241	(26%)	(26%)	287	387

Total	3,125	3,032	3%	1%	5,032	4,881

Revenue Analysis –fourth quarter 1999

	Three months to 31 December		% change		Three months to 31 December
	1999 £m	1998 £m	Actual rates of exchange	Comparable rates of exchange	1999 US$m	1998 US$m

Revenue analysis
by division

Reuters Information	406	396	3%	3%	654	638
Reuters Trading Systems	212	242	(13%)	(13%)	341	390
Instinet	141	119	18%	16%	227	192
Reuters Ventures	42	40	6%	5%	68	64

Divisional revenue	801	797	0%	0%	1,290	1,284
TIBCO Software	—	11	—	—	—	18
Reuters Business Briefing	—	15	—	—	—	24
Share of Factiva revenue	17	—	—	—	29	—
Intra group revenue	(1)	(5)	83%	82%	(2)	(8)

Gross revenue	817	818	0%	0%	1,317	1,318

Less share of Factiva revenue	(17)	—	—	—	(29)	—

Net revenue	800	818	(2%)	(2%)	1,288	1,318

Revenue analysis
by geography

Europe, Middle
East and Africa	414	453	(9%)	(4%)	667	730
Asia/Pacific	131	130	0%	(9%)	210	209
The Americas	255	235	9%	5%	411	379

Total	800	818	(2%)	(2%)	1,288	1,318

Revenue analysis
by type

Recurring	590	573	3%	3%	950	924
Usage	155	151	2%	1%	249	243
Outright	55	94	(41%)	(39%)	89	151

Total	800	818	(2%)	(2%)	1,288	1,318

Review of Year End Results

The following review has been prepared in accordance with both the recommendations of the UK Accounting Standards Board in their statement entitled ‘Operating and Financial Review’, and the US requirement for a 'Management’s Discussion and Analysis of Financial Condition and Results of Operations.’

Under US law all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under “Cautionary Statements” on pages 38 to 40 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such Cautionary Statements.

1.  Financial summary

	Year to 31 December
	1999 £m	1998 £m	1997 £m

Revenue	3,125	3,032	2,882
Operating profit	549	550	541
Joint venture/
associates	(17)	(1)	(1)
Disposals
- investments	50	26	—
- subsidiaries	52	—	—
Other income	2	3	6
Net interest	(4)	2	80
PBT	632	580	626
EPS	30.2p	26.7p	24.0p

Revenue increased 3% at actual rates to £3,125 million in 1999. At comparable rates revenue increased 1% compared with 9% growth in 1998.

Underlying revenue excluding Reuters Business Briefing and TIBCO Software Inc. increased 4% at actual rates to £3,081 million in 1999. At comparable rates underlying revenue increased 2% compared with 7% growth in 1998.

Operating profit before currency hedging grew by 6% at actual rates and 3% at comparable rates, compared to growth of 14% at comparable rates in 1998. Actual rates performance benefited from the weakness of sterling against the US and Japanese currencies. Operating profit after currency hedging was flat at £549 million.

Total goodwill in the year was £61 million, of which £14 million was charged to associated companies. This compares to goodwill of £51 million in 1998 of which £5 million was charged to associated companies, and total goodwill of £51 million in 1997.

Incremental external Millennium costs were £25 million in 1999, compared to £31 million in 1998. Total Millennium costs were £42 million in 1999, compared to an original budget of £28 million. Spend in 1998 was £55 million.

Recognised currency hedging gains in the year were £9 million compared with £45 million in 1998 and £56 million in 1997. The reduction in 1999 was due mainly to the relative strength of sterling when hedging for 1999 was undertaken.

Operating profit margin was 17.6%, slightly lower than the 1998 margin of 18.2%, (1997 margin 18.8%).

Disposal of fixed asset investments realised a profit of £50 million, compared to £26 million in 1998, mainly relating to Greenhouse Fund disposals.

The successful IPO of TIBCO Software Inc. on NASDAQ resulted in an accounting profit of £52 million in 1999.

Earnings before interest, tax, depreciation and amortisation (EBITDA) increased 5% at actual rates to £1,008 million, and increased 6% at comparable rates. This compares with growth in 1998 of 6% at actual rates and 14% at comparable rates.

EBITDA has been restated to include profits and losses derived from the disposal of subsidiary undertakings and fixed asset investments. Comparatives have been restated accordingly.

Net interest payable was £4 million compared with net interest receivable of £2 million in 1998 and £80 million in 1997. This reflected the return of £1.5 billion of cash to shareholders in February 1998.

Profit before tax increased 9% to £632 million in 1999, compared with a decline of 7% in 1998 at actual rates.

The tax charge for 1999 is based on an effective tax rate of 30% (34.9% in 1997) on profit before goodwill amortisation compared with a rate of 31% in 1998 and the UK corporate tax rate of 30.25% for 1999.

Earnings per share increased 13% in 1999 to 30.2p from 26.7p in 1998 ahead of profit before tax growth. This is principally a result of the reduction in the tax rate. Earnings per share growth in 1998 was 11%.

Free cash flow per share was 28.4p, down 17% from 34.1p in 1998 reflecting higher working capital requirements. Free cash flow per share in 1997 was 27.7p.

Investment in the business continued with £244 million of fixed asset additions, £197 million of development expenditure and £89 million of acquisitions and investments net of disposal proceeds. The impact of acquisitions and disposals was not material to group revenue and operating profit growth.

2.  Operating performance

Revenue by type

	Year to 31 December
	1999 £m	1998 £m	1997 £m

Recurring	2,338	2,219	2,140
Usage	609	572	518
Outright	178	241	224

Total	3,125	3,032	2,882

Recurring revenue, which is principally derived from the sale of subscription services, represented 75% of group revenue in 1999, compared with 73% in 1998 and 74% in 1997.

Usage-based revenue, principally derived from Instinet and Dealing 2000-2, represented 19% of total revenue in line with 1998 and 18% of total revenue in 1997.

Outright revenues which comprises once-off sales of information management systems and risk management software, represented 6% of group revenue in 1999 and 8% in both 1998 and 1997.

Revenue by geography

Revenue by geography

EMA	53%
The Americas	31%
Asia/Pacific	16%

Revenue in Europe, Middle East and Africa (EMA) fell by 1% at both actual rates and comparable rates in 1999 and grew 6% at actual rates and 8% at comparable rates in 1998.

The Americas saw revenue growth of 11% at actual rates and 8% at comparable rates in 1999 and 4% at actual rates and 5% at comparable rates in 1998.

Revenue in Asia grew 3% at actual rates and fell 4% at comparable rates in 1999 and fell 6% at actual rates and 2% at comparable rates in 1998.

Divisional performance

With effect from 1 January 1999, Reuters restructured its business along divisional lines around the markets that it serves:

Global Financial Markets
Reuters Information (RI)
Reuters Trading Systems (RTS)

Electronic Equity Brokerage
Instinet

Other Markets
Reuters Ventures (RV), including the Greenhouse Fund.

% Divisional revenue

RI	53%
RTS	25%
Instinet	17%
RV	5%

RI and RTS, the two largest divisions, distribute their products to customers through a common infrastructure, the Global Sales and Operations Group (GSO), responsible for sales, delivery, installation and customer support. Instinet and RV operate on an autonomous basis.

	Year to 31 December
	1999 £m	1998 £m	1997 £m

Revenue
RI	1,619	1,531	1,477
RTS	780	827	800

RI/RTS	2,399	2,358	2,277
Instinet	525	446	383
RV	157	154	167

Total	3,081	2,958	2,827

Contribution
RI	253	158	157
RTS	230	286	276

RI/RTS	483	444	433
Instinet	129	155	149
RV	(15)	(27)	(29)

Total	597	572	553

Divisional profit performance (contribution) excludes goodwill and currency hedging which are managed and reported on a Group basis.

Divisional results for 1998 and 1999 exclude Reuters Business Briefing, accounted for as a joint venture since its merger with Dow Jones Interactive in July 1999 and renamed Factiva, and TIBCO Software Inc., accounted for as an associate following its IPO in July 1999.

1999 Divisional performance

	Growth at actual rates	Growth at comparable rates

Revenue	4%	2%
Costs	4%	2%
Contribution	5%	2%

Overall divisional revenue growth of 2% at comparable rates compares to growth of 8% in 1998.

The combined revenue of RI and RTS represented 78% of total divisional revenue and 80% in 1998 (1997: 79%).

Divisional contribution increased 5% at actual rates to £597 million compared with growth of 3% in 1998.

RI and RTS combined represented 82% of total divisional contribution for 1999 with growth of 6% at comparable rates. In 1998 combined contribution represented 88% of total divisional contribution with growth of 17%.

Contribution margin
at actual rates

	RI	RTS	RV	Instinet

1999	16%	30%	(10%)	25%
1998	10%	35%	(18%)	35%

Contribution margin at actual rates was 19%, broadly in line with 1998 and 17% in 1997.

The RTS and Instinet margins in 1999 were impacted by decline in profitability of Dealing and Instinet US respectively, combined with internal investments in new initiatives.

Divisional second half performance

	Six months to 30 June		Six months to 31 December
	1999 £m	1998 £m	1999 £m	1998 £m

Revenue	1,516	1,419	1,565	1,539
% change
Actual	7%		2%
Comparable	5%		0%
Contribution	305	290	292	282
% change
Actual	6%		3%
Comparable	1%		3%

Revenue growth at comparable rates was 5% in the first half of the year and flat in the second half. The second half results reflected in particular the effect that millennium concerns had on many of our customers who deferred purchases.

Fourth quarter revenue was flat at both actual and comparable rates.

Growth in contribution at comparable rates improved from 1% in the first half to 3% in the second half.

Joint Ventures, Associates and Investments

Excluded from operating profit are a number of strategic investments, minority stakes and joint ventures managed by the Divisions. The more significant of these are set out below:

Reuters Trading Systems:

•	GLTrade (34.2%)

GL Trade is a developer of interactive software providing ‘electronic’ gateways to electronic exchanges. Reuters share of GL Trade’s profit for 1999 was £2 million. Reuters Ventures:
•	Factiva (50%)

•	Greenhouse Fund (various)

•	ITN (20%)

Factiva is a joint venture that combines the businesses of Reuters Business Briefing and Dow Jones Interactive. Reuters share of Factivas losses for the second half of the year was £4 million.

Disposal of Greenhouse Fund investments realised a profit of £37 million in the year. The Fund acquired new investments costing £61 million.

Reuters share of profits from ITN, which principally provides daily scheduled programmes of international and national news for television and radio, was £2 million in 1999.

Instinet:

•	Trade Point Financial Networks Plc (7.5%)

•	Archipelago LLC (16.4%)

•	W. R. Hambrecht & Co. (11.4%)

Trade Point is a London-based for-profit stock exchange offering an electronic order driven equities market for UK securities.

Archipelago is an electronic communications network for NASDAQ stocks to match purchases and sales electronically outside the exchange trading system.

W.R. Hambrecht is an investment bank offering an ‘Open IPO’ system that allows companies to be taken public via auction on the Internet.

Corporate:

•	TIBCO Software Inc. (62.3%)

TIBCO Software Inc. is a provider of real-time infrastructure software for the Internet. Reuters share of the TIBCO Software Inc.’s loss for the second half of the year was £3 million.

Reuters realised an accounting profit of £52 million from the successful IPO of Tibco Software Inc. on NASDAQ in July 1999. Voting rights of Reuters are restricted to 49% and accordingly this company is now accounted for as an associate.

If all outstanding employee options were exercised our diluted shareholding would be 47%.

3.  Divisional review

Reuters Information

Reuters Information (RI) is responsible for the majority of financial information products. Its aim is to produce, for financial professionals and their clients, its own differentiated content and features while aggregating key third party products in a convenient way.

	Year to 31 December
	1999 £m	1998 £m	1997 £m

Revenue	1,619	1,531	1,477
Costs	1,366	1,373	1,320

Contribution	253	158	157

Contribution
% change
Actual	60%	0%
Comparable	52%	15%

Margin	16%	10%	11%

Revenue growth at actual rates was 6%, or 4% at comparable rates with growth in 1998 of 7% at comparable rates. Excluding the impact of acquisitions, underlying revenue growth was 3% at comparable rates in 1999 and 7% in 1998.

RI costs declined by 2% at comparable rates in 1999 and increased 7% at comparable rates in 1998, resulting in a contribution growth of 52% in 1999 and 15% in 1998. The reduction in costs reflects the benefits from the divisional restructuring, including the rationalisation of central development groups and streamlining of sales and support activities. Also included is the reversal of an accrual in respect of third party data fees no longer required. Excluding the benefit from this reversal, RI contribution at comparable rates would have been 38%.

	Year to 31 December
	1999 £m	1998 £m	1997 £m

Revenue
Europe,
Middle East
& Africa	974	931	890
Asia/Pacific	302	283	299
The Americas	343	317	288

Total	1,619	1,531	1,477

Revenues in Europe, Middle East and Africa grew 5% at comparable rates. Double-digit growth in Germany and a strong performance in Italy more than offset low growth in the UK.

Revenue growth of 6% was achieved in the Americas at comparable rates. This included the impact of the acquisition of Lipper Analytical Services in July 1998. Excluding Lipper, underlying revenue from North America grew by 2% and revenue from Latin America declined by 4%.

Difficult trading conditions continued to affect the business in Asia where revenue declined by 2% at comparable rates. Revenue reductions in Hong Kong and Indonesia offset 4% revenue growth in Japan.

	Year to 31 December
	1999	1998	1997

Accesses (000's)
3000 products	71	48	26
Other Upper Tier	139	161	168

Total Upper Tier	210	209	194
Off Trading Floor	97	70	49
Other (including
domestic equities)	129	119	127

	436	398	370
Mobile	41	31	11

Total	477	429	381

Revenue
per access (£000)
3000 products	6.8	6.6
Other Upper Tier	5.6	5.8
Overall revenue
per access	3.6	3.8

The presentation of access numbers has been revised to exclude Online Investor Services accesses because the product is sold on a license rather than individual subscriber basis.

The number of “other upper tier” accesses declined by 14% in 1999 and 4% in 1998 as customers transferred to the 3000 products.

Mobile includes short messaging services, pocket watches and pagers.

Overall RI installed accesses grew by 11% in 1999 compared to growth of 13% in 1998. Approximately 28% of 3000 installations at 31 December 1999 related to new users of which over 6,300 were installed during 1999.

Revenue per access declined 7% at comparable rates, primarily as a result of a greater proportion of lower priced Off Trading Floor and domestic products.

Reuters Trading Systems

Reuters Trading Systems (RTS) supplies customers with an open technology and transaction framework for improving their business processes. This means developing applications and trade execution facilities that can be used alongside other systems customers may own and linking these to a variety of information sources, either internally or externally via the Internet.

During 1999 RTS was affected by customer restrictions on project implementations due to preparations for the millennium changeover. This delayed systems purchase decisions. The introduction of the euro and continued consolidation in the finance industry depressed the foreign exchange transaction business.

	Year to 31 December
	1999 £m	1998 £m	1997 £m

Revenue	780	827	800
Costs	550	541	524

Contribution	230	286	276

Contribution
growth %
Actual	(20%)	4%
Comparable	(21%)	10%

Margin %	30%	35%	35%

Revenue from the underlying business, excluding Reuters Voice Systems, which was sold in December 1998, declined by 4% at actual rates and 5% at comparable rates in 1999 and grew by 4% at actual rates in 1998.

Costs increased by 1% compared to 1998 and remained stable at comparable rates. Investment in development and sales support at TIBCO Finance and in Securities Transactions Systems were partly offset by cost reductions in the Dealing business and the disposal of Reuters Voice Systems. In 1998 costs increased by 3% at actual rates and 6% at comparable rates.

Dealing	Year to 31 December
	1999 £m	1998 £m	1997 £m

Revenue	397	427	436
% change
Actual	(7%)	(2%)
Comparable	(9%)	2%

Dealing accesses at the end of 1999 numbered 23,000, a decline of 5% compared with 1998 and dealing accesses at the end of 1998 fell 4% compared with 1997.

Financial Enterprise	Year to 31 December
Systems	1999 £m	1998 £m	1997 £m

Revenue	260	275	273
% change
Actual	(6%)	1%
Comparable	(8%)	4%

Excluding the impact of the acquisitions of MarketNet and Decision Support Systems SA (DSS), revenue decreased by 8% at actual rates. Revenue growth was lower in the second half of the year as a result of customer millennium freezes and a consequential decline in license sale revenues at TIBCO Finance.

Risk Management	Year to 31 December
Systems	1999 £m	1998 £m	1997 £m

Revenue	89	83	60
% change
Actual	7%	39%
Comparable	7%	46%

Strong revenue growth from Risk Management products in the first half of the year was offset by a slow second half as customers instituted millennium freezes on new software implementations. In 1998 revenue growth was 46% at comparable rates and 39% at actual rates.

Other	Year to 31 December
	1999 £m	1998 £m	1997 £m

Revenue	34	23	12
% change
Actual	48%	48%
Comparable	29%	43%

Other revenue includes securities order management via Reuters Intertrade Direct formed from the Liberty SA acquisition. Average monthly trading volumes on Reuters InterTrade Direct in 1999 have grown by more than 200% compared to 1998.

Instinet

Instinet provides global electronic equity brokerage services to investment professionals.

	Year to 31 December
	1999 £m	1998 £m	1997 £m

Revenue
Instinet US	407	361	331
Instinet International	117	85	52
Fixed Income	1	—	—

Total	525	446	383
Costs	396	291	234

Contribution	129	155	149

Contribution
% change
Actual	(17%)	4%
Comparable	(18%)	7%

Margin	25%	35%	39%

Revenue grew 18% at actual rates in 1999 and 15% at comparable rates, with US revenue growth of 10% and International revenue growth of 39%. Instinet revenue growth at actual rates in 1998 was 16%.

The US equity business saw share volumes increase by 21% although average cents per share price continued to decline. As a result revenue growth in the US was restricted to 10% at comparable rates. In the international markets trading volumes increased 36% compared to 1998, (52% in 1997).

Investment in 1999 included £65 million of capital expenditure particularly on system capacity, which was required to comply with US trading rule changes. In addition £23 million was spent on the development and preparation to launch a fixed income product and £16 million in the development of a retail product, including £6 million of branding expenditure. This contributed to a decline in contribution of 18% at comparable rates, (6% growth in 1998).

Instinet continues to face significant change in its core markets driven by new and developing technologies, increased competition and an evolving regulatory environment.

Reuters is actively considering its strategic options for Instinet, one of which is an Initial Public Offering. At the same time, Instinet is developing a number of new opportunities including products for the fixed income and retail markets, both of which will be launched in the near future.

For information concerning certain rules that could affect Instinet’s business see Cautionary Statements: ‘SEC rules on ECN usage’, ‘SEC Rules for Alternative Trading Systems’, and ‘NASD initiatives’ on pages 38 to 39.

Reuters Ventures

Reuters Ventures is the umbrella for a suite of business activities aimed at opportunities outside the core wholesale finance market and also contains the Media Group which houses the traditional news and internet new media publishing business.

	Year to 31 December
	1999 £m	1998 £m	1997 £m

Revenue	157	154	167
Costs	172	181	196

Contribution	(15)	(27)	(29)

Contribution
% change
Actual	44%	7%
Comparable	40%	13%

Revenue for the period grew 2% at actual rates and remained constant at comparable rates. Excluding the impact of acquisitions and disposals, underlying revenue grew 11% at actual rates and 10% at comparable rates.

Revenue growth was fuelled by growth of 226% at actual rates derived from internet sales which was offset by slower growth opportunities in traditional text publishing markets.

During the year Venture One and The TowerGroup were acquired.

Revenue for 1998 was 8% lower than in 1997 due to the disposal of the satellite services business in 1997 and fewer TV location specials.

Reuters Ventures costs fell by 5% at actual rates in 1999 and fell by 8% in 1998. Excluding acquisitions and disposals, costs increased 5% at actual rates and 4% at comparable rates. Benefits from the reductions in the TV cost base have been offset by higher Greenhouse costs.

Greenhouse Fund

The Reuters Greenhouse Fund, which holds 38 investments in quoted and unquoted US, European and Asian high technology companies, disposed of a number of investments in 1999 resulting in a pre-tax profit of £37 million. At 31 December 1999 the market value of quoted Greenhouse Fund investments was £438 million.

Other initiatives include the appointment of advisors to prepare for an Initial Public Offering (IPO), of a portion of its Greenhouse Fund in order to build on the success of the Fund at a faster pace.

Greenhouse Fund	Year to 31 December
	1999 £m	1998 £m

Unquoted Investments
Cost	57	10
Quoted Investments
Cost	20	7
Market Value	438	47

Greenhouse
fund profits	37	26

4.  Group costs

Cost by function	Year to 31 December
	1999 £m	1998 £m	1997 £m

Production and
communications	1,556	1,571	1,486
Selling and
marketing	513	479	448
Support
services and
administration	466	425	412
Goodwill
amortisation	47	46	51
Net
currency gain	(6)	(39)	(56)

Total	2,576	2,482	2,341

% change
Actual	4%	6%
Comparable	1%	8%

The presentation of costs by function has been revised to reflect more closely the activities under which costs are managed in the new divisional organisational structure. Where costs relate to two or more divisions they are allocated across divisions using the most appropriate metrics available. These allocation methods may change over time as measurement techniques are refined.

Production and communications

This comprises costs involved in the development and delivery of Reuters products and content to its clients. These costs fell by 1% at actual rates (increased 6% in 1998) due principally to the streamlining of development activity and the one-off reversal of an accrual in respect of third party data fees.

Selling and marketing

These costs relate to sales, marketing and client support activities. Selling and marketing have increased by 7% in line with the growth in 1998, principally reflecting growth in salary costs.

Support services and administration costs

This represents the cost of maintaining the company’s internal infrastructure, including internal systems, property and office costs, finance, legal and general management costs. These costs have increased by 10% (compared to growth of 5% in 1998) due to a significant increase in support and general management costs at Instinet.

Cost by type	Year to 31 December
	1999 £m	1998 £m	1997 £m

Staff	987	928	835
Services	641	586	585
Depreciation	310	331	312
Data	227	242	207
Comms	205	207	201
Space	145	129	142
Other	80	59	59
Factiva cost
reimbursement	(19)	—	—

Total	2,576	2,482	2,341

% change
Actual	4%	6%
Comparable	1%	8%

Staff costs rose by 5% at comparable rates on average headcount in the year of 16,662 compared to 16,690 in 1998. Staff costs in 1998 at comparable rates were 14% higher than in 1997.

Services costs increased 8% at comparable rates in 1999 (2% in 1998) due to expenditure associated with the Millennium Programme and higher advertising spend.

Depreciation decreased by 6% at comparable rates in 1999 (increased 7% in 1998) due to lower subscriber capital expenditure as clients increasingly opt to use their own hardware.

Data costs fell 8% at comparable rates in 1999 (grew 20% in 1998) reflecting the one-off reversal of an accrual in respect of third party data fees no longer required.

Communication costs fell 3% in 1999 (increased 7% in 1998) with increased capacity requirements offset by tariff reductions.

5.  Shareholder value

Reuters aims to grow its value and outperform its peers. Reuters believes that its mix of assets, some of which are unique to the company, will help it to meet this aim. These assets, some of which are not included in the consolidated balance sheet, include:

•	Reuters independence, as enshrined in the Reuters Trust Principles;

•	Goodwill attached to the Reuters name;

•	Software and other intellectual property;

•	Global databases of financial and other information;

•	An integrated global organisation including a skilled workforce;

•	The market value of various investments which are held at cost under UK GAAP or the net asset value.

Reuters uses a model for measuring and ranking its total shareholder return (TSR) compared with that of the other 99 companies in the FTSE 100 index at the start of each measurement period. This model is used to determine vesting of awards under performance-linked share plans. Reuters rankings over the completed three-year periods, and ongoing two and one-year measurement periods are set out below:

Reuters TSR ranking in FTSE 100

	Completed periods	Ongoing periods

95-97	60	—
96-98	79	—
97-99	71	—
98-99	—	52
1999	—	18

6.  Financial needs and resources

“Free cash flow” which comprises operating cash flow and investment income received less net interest expense, tax paid and expenditure on tangible fixed assets was £402 million, compared with £490 million in 1998 and £449 million in 1997. The reduction in 1999 reflected higher working capital requirements, in particular the net increase in counterparty balances at Instinet.

Additions to tangible fixed assets were £244 million, £52 million lower than 1998. Subscriber equipment expenditure declined £54 million to £65 million in 1999 as spending on millennium and 3000 product upgrades declined. Other equipment additions rose £2 million to £179 million.

Reuters spent £135 million on acquisitions and investments compared to £157 million in 1998. In 1999 £68 million was spent on Reuters shares acquired by an employee share ownership trust compared with £7 million in 1998 and £14 million in 1997. Proceeds from the sale of fixed asset investments was £39 million, principally relating to Greenhouse Fund disposals in 1999.

Reuters paid dividends of £207 million, up £19 million from 1998, reflecting an increase in dividends per share and a marginal increase in the number of shares in issue.

Future dividends will be based on the results of RI and RTS, with the intention that payments will be covered at least 1.7 times before goodwill by underlying earnings as they would have been in 1999.

In 1999 Reuters repurchased and cancelled 4.7 million ordinary shares at a total cost of £25 million.

Net funds at 31 December 1999 amounted to £41 million, compared with net debt of £3 million at 31 December 1998 (1997: £1,290 million). Net funds at 31 December 1999 comprised cash and short-term investments of £609 million offset by gross debt of £568 million.

Reuters expects to be able to finance its current business plans from existing resources and facilities.

At 31 December 1999 Reuters Group PLC had syndicated loan facilities of £500 million available which expire in December 2002, all undrawn at 31 December 1999.

A Euro Commercial Paper Programme established in 1998 provides access to £1.5 billion in uncommitted short term finance, subject to market conditions. At 31 December 1999, Reuters had raised funds of £188 million under this programme, repayable at various dates through to April 2000.

In 1998 Reuters also established a Euro Medium Term Note Programme which provides access to £1.0 billion of uncommitted finance, subject to market conditions. At 31 December 1999, Reuters had raised funds of £259 million under this programme, repayable at various dates from February 2001 up to November 2004.

7.  Treasury management

A substantial portion of Reuters revenue is committed under one and two-year contracts and approximately 80% is denominated in non-sterling currencies. Reuters also has significant costs denominated in foreign currencies with a different mix from revenue. Reuters profits are, therefore, exposed to currency fluctuations. The approximate proportion of operating profit excluding goodwill amortisation and currency gains attributable to each key currency group was as follows:

Operating profit by currency
	1999	1998

Continental Europe
- euro currencies	80%	80%
- other	19%	19%
US dollar	49%	54%
Japanese Yen	12%	13%
Sterling
- depreciation	(52%)	(59%)
- other	(19%)	(22%)
Other	11%	15%

Total	100%	100%

Sterling costs exceeded sterling revenues due to the level of UK-based marketing, development, operational and central management costs and depreciation which, with the exception of Instinet, is largely accounted for in sterling once an asset has been acquired.

In broad terms using the 1999 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £10 million on operating profits before hedging (1998: £9 million).

Sterling trade weighted
exchange rate index

	Index on last day of month
Month	1999	1998	1997

Jan	100.8	105.0	94.4
Feb	100.9	105.1	98.3
Mar	102.9	108.8	98.0
Apr	104.2	106.3	100.1
May	104.6	103.6	99.3
Jun	103.9	107.0	102.1
Jul	103.6	104.2	104.6
Aug	103.5	106.0	102.2
Sep	105.1	103.3	100.4
Oct	105.6	100.0	102.3
Nov	105.6	100.5	105.0
Dec	107.2	99.7	104.4

Exchange rates had a small favourable impact on operating profits before hedging in 1999 compared with 1998.

The risk that sterling might strengthen against foreign currencies is hedged within parameters laid down by the Board. The priority in treasury policy is to reduce the risk of year on year earnings volatility to acceptable levels while allowing a degree of flexibility to take advantage of market movements.

The main principles underlying currency hedging policies are as follows:

•	Committed hedging cannot exceed the underlying cash flow exposure;

•	Options may only be written against an underlying exposure;

•	Levels of cover for currency hedging cannot exceed 90% of underlying exposure for the first 12 months and 70% for the following 12 months.

The company has adopted value at risk (“VAR”) analysis as a means of quantifying the potential impact of exchange rate volatility on reported earnings. VAR is a measure of the potential loss on a portfolio within a specified time horizon, at a specified confidence interval. Loss is defined, in this instance, as the diminution in value of rolling 12-month forecast group profits denominated in sterling. Due to the approximations used in determining VAR, the theory provides order of magnitude estimates only but these are useful for comparison purposes.

Operating profit sensitivity to
average based on VAR analysis

Change in profit (£m)
	Probability
Profit (£)	Without Hedging	With Hedging
-125.7715775	4.25629E-06	6.87183E-15
-122.6272881	6.31798E-06	2.8608E-14
-119.4829987	9.28499E-06	1.14874E-13
-116.3387092	1.35096E-05	4.44911E-13
-113.1944198	1.94607E-05	1.66205E-12
-110.0501303	2.77545E-05	5.98872E-12
-106.9058409	3.91891E-05	2.08133E-11
-103.7615515	5.4784E-05	6.977E-11
-100.617262	7.58228E-05	2.25587E-10
-97.47297259	0.000103897	7.03522E-10
-94.32868315	0.000140949	2.11622E-09
-91.18439372	0.000189312	6.1399E-09
-88.04010428	0.000251741	1.71823E-08
-84.89581484	0.000331424	4.63788E-08
-81.7515254	0.000431989	1.20747E-07
-78.60723596	0.000557465	3.03216E-07
-75.46294652	0.000712229	7.34423E-07
-72.31865708	0.000900904	1.71577E-06
-69.17436765	0.001128223	3.86625E-06
-66.03007821	0.001398841	8.40312E-06
-62.88578877	0.001717112	1.76161E-05
-59.74149933	0.002086825	3.56202E-05
-56.59720989	0.002510906	6.94707E-05
-53.45292045	0.002991108	0.000130685
-50.30863102	0.003527692	0.000237121
-47.16434158	0.004119137	0.000414984
-44.02005214	0.004761886	0.000700505
-40.8757627	0.005450153	0.001140538
-37.73147326	0.006175833	0.001791131
-34.58718382	0.006928503	0.002713085
-31.44289438	0.007695561	0.003963857
-28.29860495	0.008462492	0.005585876
-25.15431551	0.00921326	0.007592471
-22.01002607	0.009930827	0.009953907
-18.86573663	0.010597771	0.012587012
-15.72144719	0.011196976	0.015352189
-12.57715775	0.011712349	0.018060783
-9.432868315	0.012129539	0.020493751
-6.288578877	0.0124366	0.022429776
-3.144289438	0.012624555	0.02367811
0	0.012687836	0.024109474
3.144289438	0.012624555	0.02367811
6.288578877	0.0124366	0.022429776
9.432868315	0.012129539	0.020493751
12.57715775	0.011712349	0.018060783
15.72144719	0.011196976	0.015352189
18.86573663	0.010597771	0.012587012
22.01002607	0.009930827	0.009953907
25.15431551	0.00921326	0.007592471
28.29860495	0.008462492	0.005585876
31.44289438	0.007695561	0.003963857
34.58718382	0.006928503	0.002713085
37.73147326	0.006175833	0.001791131
40.8757627	0.005450153	0.001140538
44.02005214	0.004761886	0.000700505
47.16434158	0.004119137	0.000414984
50.30863102	0.003527692	0.000237121
53.45292045	0.002991108	0.000130685
56.59720989	0.002510906	6.94707E-05
59.74149933	0.002086825	3.56202E-05
62.88578877	0.001717112	1.76161E-05
66.03007821	0.001398841	8.40312E-06
69.17436765	0.001128223	3.86625E-06
72.31865708	0.000900904	1.71577E-06
75.46294652	0.000712229	7.34423E-07
78.60723596	0.000557465	3.03216E-07
81.7515254	0.000431989	1.20747E-07
84.89581484	0.000331424	4.63788E-08
88.04010428	0.000251741	1.71823E-08
91.18439372	0.000189312	6.1399E-09
94.32868315	0.000140949	2.11622E-09
97.47297259	0.000103897	7.03522E-10
100.617262	7.58228E-05	2.25587E-10
103.7615515	5.4784E-05	6.977E-11
106.9058409	3.91891E-05	2.08133E-11
110.0501303	2.77545E-05	5.98872E-12
113.1944198	1.94607E-05	1.66205E-12
116.3387092	1.35096E-05	4.44911E-13
119.4829987	9.28499E-06	1.14874E-13
122.6272881	6.31798E-06	2.8608E-14
125.7715775	4.25629E-06	6.87183E-15

Reuters estimates that at 31 December 1999 there is a 5% chance that profits forecast for the coming 12 months will deteriorate by more than £52 million as a result of currency fluctuations before hedging and £27 million after hedging (1998: £70 million before hedging and £37 million after hedging). These figures represent the value at risk and are illustrated graphically above.

During 1999 the average value at risk on forecast profits for the coming 12 months was as follows:

Value at risk
£m		Before hedging	After hedging

1999	Average	60	33
	High	72	40
	Low	52	27
1998	Average	64	35

The gains on currency hedging activities for the three years to December 1999 are summarised below:

Recognised gains/(losses)
£m	1999	1998	1997

Currency hedging	9	45	56
Interest rate hedging	(1)	2	2

Recognised currency hedging gains were lower in 1999 compared with 1998 due mainly to the relative strength of sterling versus other European currencies when hedging for 1999 was undertaken. Of the currency gains recognised in 1999, £6 million related to contracts in place at the end of 1998.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements are set out below:

Currency hedging	Gains £m	(Losses) £m	Net £m

Unrecognised
at 1.1.99	7	(13)	(6)
Arising in
previous years
- recognised in 1999	7	(10)	(3)
- not recognised in 1999	0	(3)
Arising in 1999
- not recognised in 1999	16	(9)	7

Unrecognised
at 31.12.99	16	(12)	4

Of which:
- expected to be
recognised in 2000	15	(10)	5
- expected to be
recognised in
2001 or later	1	(2)	(1)

Unrecognised gains of £4 million at 31 December 1999 compare with unrecognised losses of £6 million at 31 December 1998. The improvement reflects the strength of sterling at the end of 1999 compared with the end of 1998.

Net cash flows are mainly converted into sterling and either applied to reduce debt or invested in money market instruments with financial institutions holding strong credit ratings. The maturity of investments and debt are matched to minimise interest rate risk.

Interest rates are managed using a mix of financial instruments which commence and mature at various dates through to November 2004. Most interest rate hedging relates to the use of interest rate swaps to shorten the interest rate profile on medium term fixed rate notes issued.

Interest rate hedging	Gains £m	(Losses) £m	Net £m

Unrecognised
at 1.1.99	0	(1)	(1)
Arising in previous years
- recognised in 1999	0	(1)	(1)
Arising in 1999
- not recognised in 1999	0	(17)	(17)

Unrecognised
at 31.12.99	0	(17)	(17)

Of which:
- expected to be
recognised in 2000	0	(7)	(7)
- expected to be
recognised
in 2001 or later	0	(10)	(10)

Unrecognised losses of £17 million on interest rate hedging at 31 December 1999 are a result of the increase in sterling interest rates since interest rate swaps were put in place and are offset by compensating adjustments to the fair value of the fixed rate notes issued.

In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in 1999 by approximately £1 million (1998: £1 million) excluding the impact of hedging.

8.  US GAAP

Reconciliations of net income and shareholders’ equity under UK and US GAAP are set out on pages 35 to 37. A discussion of the relevant US accounting policies which differ materially from UK GAAP is given on page 79 of the Reuters Group PLC 1998 Annual Report.

Under UK GAAP certain quoted investments such as those made by the Greenhouse Fund, are reflected on the balance sheet at cost as fixed assets, whereas under US GAAP such investments are marked to market and adjusted through the US statement of comprehensive income. The market value of quoted technology companies can change significantly. On a portfolio basis, a 10% move in the market price of the quoted investments in the Greenhouse Fund at 31 December 1999 would increase/decrease the value of the Fund by £44 million. Quoted investments are also exposed to exchange rate fluctuations. A strengthening of sterling against the US dollar would reduce the market value of the Greenhouse Fund.

A different accounting treatment was required under US GAAP to reflect the impact of the capital reorganisation in February 1998. Under US GAAP this transaction was deemed to be a share consolidation combined with a special dividend, and required retroactive restatement of earnings and dividends per share and per ADS. Under UK GAAP no restatement of earnings per share was deemed necessary as the return of capital was considered to be equivalent to a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability with those of Reuters Holdings PLC.

9.  Year 2000 Readiness Disclosure

Millennium Programme

Reuters established its Millennium Programme in 1996 to address the issues arising as a result of the change of millennium and the fact that the year 2000 is also a leap year.

The first goal of the Programme was achieved when Reuters moved into the year 2000 without any significant problems. It was not necessary to invoke any of Reuters millennium continuity plans over this period.

The Millennium Programme involved the renovation of over 2,000 of Reuters proprietary software applications. More than 27,000 applications that run on Reuters production systems and over 350,000 applications on client site key stations globally were updated with millennium versions.

Year 2000 Leap Year

Algorithms within some computer programmes may not detect that the year 2000 is a leap year. Reuters Millennium Programme established procedures, including reviewing software code and testing computer systems, which would address both the millennium transition and the year 2000 leap year.

To manage this risk, Reuters will re-establish its millennium command centres with 24 hour staffing which were deployed over the millennium transition period. Reuters will also be prepared to invoke its millennium business continuity plans should these prove necessary.

Incorrect processing of dates surrounding the year 2000 leap year, either by Reuters proprietary computer systems or those of third parties, represents a residual business risk to Reuters.

Expenditure for 2000 is budgeted at approximately £4 million.

Millennium Programme Costs

Details of the costs incurred in 1999 are set out below:

Costs	1999 £m	1998 £m

Internal effort
Development/testing	7	10
Implementation	10	14
External effort
Development/testing	12	18
Implementation	13	13

Total	42	55

Expenditure for 1999 of £42 million compares with the budget of £28 million reported in February 1999. The increase principally reflected additional expenditure on training, enhanced staff coverage over the millennium weekend and investment in continuity planning at Instinet.

Incremental capital expenditure arising as a direct result of the programme was £8 million in 1999. No estimation of the cost of assets replaced in the normal business cycle has been made.

Internal development effort in 1999 of £7 million represented 4% of total group development expenditure. The £10 million of implementation activity represented 5% of client site activity. Accordingly, Reuters believes that the Millennium Programme has not resulted in any material deferrals of product developments or decreases in service quality at client sites.

We do not expect to incur any significant incremental external costs in 2000.

Consolidated Profit and Loss Account
for the year ended 31 December 1999 (unaudited)

	Year to 31 December		Year to 31 December
	1999 £m	1998 £m	1999 US$m	1998 US$m

Gross revenue	3,160	3,032	5,088	4,881
Less share of Factiva revenue	(35)	—	(56)	—

Net revenue	3,125	3,032	5,032	4,881
Operating costs	(2,576)	(2,482)	(4,149)	(3,995)

Operating profit	549	550	883	886
Loss from Factiva	(6)	—	(10)	—
Loss from associates	(11)	(1)	(17)	(1)
Profit on partial disposal
of subsidiary undertaking	52	—	84	—
Profit on disposal of fixed
asset investments	50	26	81	42
Income from fixed
asset investments	2	3	3	5
Net interest (payable)/receivable	(4)	2	(7)	3

Profit on ordinary
activities before taxation	632	580	1,017	935
Taxation on profit on
ordinary activities	(207)	(196)	(333)	(316)

Profit after taxation
attributable to
ordinary shareholders	425	384	684	619
Dividend
Interim	(52)	(48)	(83)	(77)
Final	(154)	(155)	(248)	(250)

Retained profit	219	181	353	292

Earnings per ordinary share	30.2p	26.7p

Consolidated Statement of Total Recognised Gains and Losses for the year ended 31 December 1999 (unaudited)

	Year to 31 December		Year to 31 December
	1999 £m	1998 £m	1999 US$m	1998 US$m

Profit attributable to
ordinary shareholders	425	384	684	619
Translation differences
credited/(debited) directly
to reserves	10	(1)	15	(1)
Total recognised gains
and losses relating to
the period	435	383	699	618

Consolidated Cash Flow Statement for the year ended 31 December 1999 (unaudited)

	Year to 31 December		Year to 31 December
	1999 £m	1998 £m	1999 US$m	1998 US$m

Net cash inflow from
operating activities	821	998	1,322	1,606
Dividends received from
associates	2	9	3	15
Returns on investments
and servicing of finance
Interest received	50	76	81	122
Interest paid	(51)	(72)	(83)	(116)
Income from fixed
asset investments	2	3	3	5

Net cash inflow from returns on
investments and servicing of finance	1	7	1	11
Taxation paid	(167)	(219)	(269)	(353)
Capital expenditure and
financial investments
Purchase of tangible fixed assets	(256)	(307)	(413)	(495)
Sale of tangible fixed assets	1	2	1	3
Purchase of fixed asset investments	(166)	(22)	(267)	(35)
Sale of fixed asset investments	39	34	63	55

Net cash outflow from
capital expenditure and
financial investments	(382)	(293)	(616)	(472)
Acquisitions and disposals
(including associates)	(27)	(138)	(44)	(222)
Equity dividends paid	(207)	(188)	(332)	(301)

Cash inflow before use of
liquid resources and financing	41	176	65	284
Management of liquid resources
Net decrease in
short-term investments	476	313	767	505
Financing
Return of surplus capital	—	(1,482)	—	(2,387)
Proceeds from issue of shares	25	13	40	21
Shares repurchased	(25)	—	(40)	—
Net (decrease)/increase in borrowings	(542)	972	(873)	1,565

Net cash outflow from financing	(542)	(497)	(873)	(801)

Decrease in cash	(25)	(8)	(41)	(12)

Reconciliation of Net Cash Flow to Movement in Net Funds for the year ended 31 December 1999 (unaudited)

	Year to 31 December		Year to 31 December
	1999 £m	1998 £m	1999 US$m	1998 US$m

Decrease in cash	(25)	(8)	(41)	(12)
Cash outflow/(inflow)
from movement
in borrowings	542	(972)	873	(1,565)
Cash inflow
from movement in
liquid resources	(476)	(313)	(767)	(505)

Change in net cash
resulting from
cashflows	41	(1,293)	65	(2,082)
Translation difference	3	—	5	—

Movement in net funds	44	(1,293)	70	(2,082)
Opening net (debt)/funds	(3)	1,290	(4)	2,078

Closing net funds/(debt)	41	(3)	66	(4)

Net Cash Inflow from Operating Activities

	Year to 31 December		Year to 31 December
	1999 £m	1998 £m	1999 US$m	1998 US$m

Operating profit	549	550	883	886
Depreciation	310	331	499	533
Goodwill amortisation	47	46	76	74
Decrease in stocks	1	3	2	6
Increase in debtors	(236)	(103)	(381)	(167)
Increase in creditors	112	171	181	275
Profit on disposal of subsidiaries	—	(5)	—	(8)
Loss on disposal of
fixed assets	12	3	20	5
Amortisation of interests
in own shares	20	3	32	5
Miscellaneous, principally
translation differences	6	(1)	10	(3)

	821	998	1,322	1,606

Consolidated Balance Sheet at 31 December 1999 (unaudited)

	Year to 31 December		Year to 31 December
	1999 £m	1998 £m	1999 US$m	1998 US$m

Fixed assets	1,205	1,098	1,940	1,769
Net current assets
Stocks	4	6	7	9
Debtors	834	595	1,343	958
Cash and short-term
investments	609	1,006	981	1,619
Creditors	(1,679)	(2,184)	(2,703)	(3,516)

Net current liabilities	(232)	(577)	(372)	(930)
Long-term creditors
and provisions	(372)	(132)	(601)	(213)

Net assets	601	389	967	626

Capital and reserves
Called-up share capital and share
premium	397	370	639	597
Capital redemption reserve	1	—	2	—
Other reserve	(1,717)	(1,717)	(2,765)	(2,765)
Profit and loss account
reserve	1,920	1,719	3,091	2,767

Shareholders’ equity	601	372	967	599
Minority interest	—	17	—	27
Capital employed	601	389	967	626

Reconciliation of Movements in Shareholders’ Funds for year to 31 December 1999 (unaudited)

	Year to 31 December		Year to 31 December
	1999 £m	1998 £m	1999 US$m	1998 US$m

Retained profit	219	181	353	292
Translation differences
credited/(debited) directly
to reserves	10	(1)	15	(1)
Return of surplus capital
to shareholders	—	(1,482)	—	(2,387)
Shares issued
during the period	25	13	40	21
Shares repurchased
during the period	(25)	—	(40)	—

Net addition/(reduction)
to shareholders’ equity	229	(1,289)	368	(2,075)
Opening shareholders’
equity	372	1,661	599	2,674

Closing shareholders’
equity	601	372	967	599

Notes to Unaudited Preliminary Results for the year ended 31 December 1999

1.  Basis of preparation

The above financial information has been prepared on a basis consistent with the accounting policies set out on pages 77 and 78 of Reuters Group PLC 1998 annual report and reflects all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to provide a fair statement of the results for the periods presented.

The unaudited financial statements should be read in conjunction with the 1998 annual accounts. The results for the year to 31 December 1998 do not comprise statutory accounts within the meaning of section 240 of the 1985 UK Companies Act but are an abridged version of the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237(2) or section 237(3) of the Companies Act.

2.  Segmental Analysis

The segmental analysis of revenue, costs and contribution reflects the way in which the company is managed following the company’s reorganisation which became effective on 1 January 1999. The segmental analysis for 1998 and 1997 has been restated to conform with the current year format.

The company is managed on a divisional basis, comprising Reuters Information, Reuters Trading Systems, Instinet and Reuters Ventures. For comparability the divisional results exclude Reuters Business Briefing (RBB) and TIBCO Software Inc. RBB is now part of the Factiva joint venture which became effective in July 1999. TIBCO Software Inc. was floated on the NASDAQ stock market in July 1999 and is now accounted for as an associate. The geographical analysis of performance reflects the revenues earned and costs incurred in each region excluding centrally managed costs which include development, editorial and divisional and corporate support costs.

2.  Segmental Analysis

By Division	Year to 31 December		Year to 31 December
	1999 £m	1998 £m	% change	1999 US$m	1998 US$m

Revenue
Reuters Information	1,619	1,531	6%	2,607	2,464
Reuters Trading Systems	780	827	(6%)	1,255	1,332
Instinet	525	446	18%	846	718
Reuters Ventures	157	154	2%	253	248

Divisional revenue	3,081	2,958	4%	4,961	4,762
TIBCO Software	21	35	(40%)	34	57
Reuters Business Briefing	31	54	(42%)	50	86
Share of Factiva revenue	35	—	—	56	—
Intra group revenue	(8)	(15)	47%	(13)	(24)

Gross revenue	3,160	3,032	4%	5,088	4,881

Less share of Factiva revenue	(35)	—	—	(56)	—

Net revenue	3,125	3,032	3%	5,032	4,881

Costs
Reuters Information	1,366	1,373	(1%)	2,200	2,210
Reuters Trading Systems	550	541	1%	885	873
Instinet	396	291	36%	639	468
Reuters Ventures	172	181	(5%)	277	291

Divisional costs	2,484	2,386	4%	4,001	3,842
TIBCO Software	27	38	(27%)	44	60
Reuters Business Briefing	32	66	(52%)	51	106
Share of Factiva costs	39	—	—	63	—
Intra group costs	(8)	(15)	47%	(13)	(24)

Gross costs	2,574	2,475	4%	4,146	3,984

Less share of Factiva costs	(39)	—	—	(63)	—

Total	2,535	2,475	3%	4,083	3,984

2.  Segmental Analysis

By Division (continued)	Year to 31 December		Year to 31 December
	1999 £m	1998 £m	% change	1999 US$m	1998 US$m

Contribution
Reuters Information	253	158	60%	407	254
Reuters Trading Systems	230	286	(20%)	370	459
Instinet	129	155	(17%)	207	250
Reuters Ventures	(15)	(27)	44%	(24)	(43)

Divisional contribution	597	572	5%	960	920
TIBCO Software	(6)	(3)	(184%)	(10)	(3)
Reuters Business Briefing	(1)	(12)	93%	(1)	(20)

Total	590	557	6%	949	897

Goodwill
Reuters Information	(13)	(15)	(11%)	(21)	(24)
Reuters Trading Systems	(26)	(20)	35%	(43)	(31)
Instinet	(5)	(4)	3%	(7)	(7)
Reuters Ventures	(3)	(7)	(59%)	(5)	(12)

Total goodwill	(47)	(46)	(2%)	(76)	(74)

Net currency gain	6	39	(85%)	10	63

Operating profit	549	550	0%	883	886

2.  Segmental Analysis

By Geography	Year to 31 December		Year to 31 December
	1999 £m	1998 £m	% change	1999 US$m	1998 US$m

Revenue
Europe, Middle East
and Africa	1,643	1,663	(1%)	2,646	2,678
Asia/Pacific	503	489	3%	810	786
The Americas	979	880	11%	1,576	1,417

	3,125	3,032	3%	5,032	4881

Operating costs
where incurred
Europe, Middle East
and Africa	(948)	(973)	(3%)	(1,527)	(1,567)
Asia/Pacific	(255)	(259)	(1%)	(411)	(416)
The Americas	(737)	(618)	19%	(1,187)	(995)

	(1,940)	(1,850)	5%	(3,125)	(2,978)

Contribution
Europe, Middle East
and Africa	695	690	1%	1,119	1,111
Asia/Pacific	248	230	8%	399	370
The Americas	242	262	(8%)	389	422

	1,185	1,182	0%	1,907	1,903
Central costs	(642)	(671)	(4%)	(1,034)	(1,080)
Net currency gain	6	39	(85%)	10	63

Operating profit	549	550	0%	883	886

3.  US GAAP

UK GAAP differ in certain respects from US GAAP. A discussion of the relevant accounting principles which differ materially is given on page 79 of Reuters Group PLC 1998 annual report and beneath the following table. The following are the approximate adjustments required to reconcile UK GAAP with US GAAP.

Adjustments to net income
	Year to 31 December 1999 £m	Year to 31 December 1998 £m

Profit attributable to ordinary
shareholders in accordance with UK GAAP	425	384
US GAAP adjustments:
Software revenue recognition	2	(2)
Goodwill and other acquisition
accounting adjustments	(2)	(3)
Software development	(2)	(2)
Employee costs	(8)	(1)
Taxes	36	16

Approximate net income in
accordance with US GAAP	451	392

Earnings and dividends (see note (i) below)
Basic earnings per ADS in accordance
with US GAAP	192.1p	166.6p
Diluted earnings per ADS in accordance
with US GAAP	189.5p	166.0p
Dividend paid per ADS (including
UK advance corporation tax credit)	97.7p	99.8p
Deemed special dividend paid per ADS	—	627.7p

Total dividend paid per ADS	97.7p	727.5p

Weighted average number of shares used
in basic EPS calculation (millions)	1,409	1,411
Issuable on conversion of options	20	5
Used in diluted EPS calculation	1,429	1,416

(i) Capital reorganisation

Reuters Holdings PLC completed a capital reorganisation in February 1998. Under US GAAP this transaction was deemed a share consolidation combined with a special dividend and accordingly, earnings per share and per ADS and dividends per share and per ADS have been retroactively restated. Under UK GAAP no restatement of earnings per share was deemed necessary as the cash payment was considered to be equivalent to a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability of earnings with those of Reuters Holdings PLC.

Adjustments to shareholders’ equity	31 December 1999 £m	31 December 1999 £m

Capital employed before minority
interest in accordance with UK GAAP	601	372
US GAAP adjustments:
Software revenue recognition	—	(2)
Goodwill and other acquisition
accounting adjustments	43	14
Capitalised software development
costs net of amortisation	4	6
Fixed asset investments	567	42
Shares held by employee share
ownership trusts	(95)	(45)
Liabilities	(42)	(28)
Taxes	(123)	(10)
Dividends not formally declared or paid
during the year	154	155

Shareholders’ equity in
accordance with US GAAP	1,109	504

Statement of comprehensive income	31 December 1999 £m	31 December 1999 £m

Approximate net income in
accordance with US GAAP	451	392
Other comprehensive income, net of tax:
Unrealised gains arising on certain fixed
asset investments:
arising during year	425	37
less gains in net income	(10)	(19)
Foreign currency translation differences	10	(1)

Approximate comprehensive income in
accordance with US GAAP	876	409

36
Summarised Balance Sheet (US GAAP basis)	31 December 1999 £m	31 December 1998 £m

Assets
Fixed tangible assets	1,495	859
Current assets	1,401	1,565
Other assets	46	42
Software development costs	4	6
Goodwill and other intangibles	227	250

Total assets	3,173	2,722

Liabilities and shareholders’ equity
Current liabilities	1,556	2,102
Long-term liabilities	362	75
Deferred taxes	146	24
Minority interest	—	17
Shareholders’ equity before deductions	1,236	562
Treasury stock – shares held by
employee share ownership trusts	(127)	(58)

Total shareholders’ equity	1,109	504

Total liabilities and shareholders’ equity	3,173	2,722

Summarised consolidated cash flow statement under US GAAP	Year to 31 December 1999 £m	Year to 31 December 1998 £m

Net cash inflow from operating activities	657	795
Net cash outflow from investing activities	(409)	(431)
Net cash outflow from financing activities	(610)	(764)

Net decrease in cash and cash equivalents	(362)	(400)

Cautionary Statements

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business and management’s strategy, plans and objectives for the company. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions, changes in regulatory policies, competition from other information and financial services providers, technological or other developments affecting the internet, difficulties or delays by Reuters in developing new technology or software products and exposure to fluctuations in currency exchange rates.

Impact of currency movements

Reuters reports results in UK pounds sterling but receives revenue and incurs expenses in more than 70 currencies and is thereby exposed to the impact of fluctuations in currency rates. The euro’s continuing weakness relative to the pound in 1999 restricted revenue and earnings growth in 1999, and a continuation of the euro’s weakness could further restrict reported revenue and earnings in 2000. Reuters currency exposure is actively hedged. For additional information concerning currency fluctuations see “Treasury Management” on page 20.

State of financial markets

Reuters business is dependent upon the health of the financial markets and the participants in those markets. Reuters business could also be adversely affected by consolidations and rationalisations among clients in the financial services and other industries.

Reuters dealing products and Instinet are particularly dependent upon the level of activity in the foreign exchange and equity markets, respectively.

Product development

Products in the information technology industry are becoming increasingly sophisticated with an associated increase in dependence on third party software. In addition Reuters faces challenges in developing internet-based applications and software. As a result, Reuters, like other information vendors, may encounter difficulties or delays in the development, production, testing, marketing, installation and market acceptance of new products.

Broker activities

Certain Reuters subsidiaries act as brokers in the financial markets but do not undertake trading on their own account. Instinet Corporation is an agency broker in the equities markets and Reuters Transaction Services Limited (RTSL) operates the Dealing 2000-2 and 3000 electronic brokerage services for the foreign exchange market. These brokers could incur losses from broken trades and, in respect of equities, the failure of a counterparty. Reuters seeks to mitigate these risks by computerised systems, procedural controls and contractual agreements with customers.

SEC Rules for alternative trading systems

In December 1998 the US Securities and Exchange Commission (SEC) promulgated new rules relating to the regulation of certain “alternative trading systems” (ATS). The rules expand the SEC’s interpretation of the definition of “exchange” under the US securities laws to encompass certain electronic brokerage activities, including those conducted by Instinet Corporation.

The requirements of Regulation ATS applicable to Instinet Corporation include, among others, mandatory public display of, and public access to, best-priced orders displayed within the system and the establishment and application of fair access and capacity, integrity and security standards. The new rules became effective on 21 April 1999, subject to a phase-in of the public display and access requirements. The phase-in schedule generally provides that an alternative trading system must have complied with the public display and access requirements with respect to a total of 50% of NASDAQ securities by 28 September 1999 and must comply with these requirements with respect to a total of 75% of Nasdaq securities by 25 April 2000; and with respect to a total of 100% of Nasdaq securities by 20 June 2000.

Instinet has modified and enhanced its trading systems to comply with Regulation ATS and its implementation dates. Instinet continues to review and monitor its trading system and procedures for compliance with Regulation ATS.

SEC rules on ECN usage

Reuters and Instinet Corporation continue to monitor the operation of the SEC rules governing market-maker and exchange specialist usage of electronic communications networks (ECNs).

Most recently, by letter dated 19 November 1999, the SEC Division of Market Regulation issued an extension, until 3 March 2000, of the Division’s no-action position verifying Instinet Corporation’s status as an ECN. The Division continues to condition its position upon, among other things, Instinet Corporation’s representation that it has sufficient capacity to handle the volume of trading reasonably anticipated. Reuters has no reason at this time to believe that Instinet Corporation will not be able to continue to meet its obligations as an ECN under currently applicable SEC rules, although no assurance can be given that the Division will continue to grant such letters or that the applicable rules or the enforcement of those rules will not change.

NASD initiatives

The US National Association of Securities Dealers, Inc. (“NASD”), which oversees the activities of US broker-dealers and also operates and regulates the primary market for the trading of over-the-counter securities (NASDAQ), is considering a number of changes to the NASDAQ marketplace.

Some of these changes could put the NASD into direct competition with Instinet or otherwise have a significant impact on Instinet’s business. Each of the NASD’s proposals must be approved by the SEC. At this time Reuters is unable to predict whether, when or in what form any of the NASD’s proposals will be approved or implemented, or the impact that any such implementation would have on Instinet Corporation’s business.

Instinet is in discussions with SEC and NASD staff regarding important issues such as ECN access fees, data dissemination, ECN access to ITS, SelectNet service and capacity and, most importantly, the overall structure of U.S. equities markets. Reuters is unable to predict the outcome of these discussions and the evolution of the U.S. equities market structure, although these issues and the market structure in general may have a significant impact on Instinet’s equities business.

Further regulation of transaction products

The increasing use of electronic systems as alternatives to traditional exchange and over-the-counter trading has led authorities in several jurisdictions to explore various methods of regulating such systems, including the SEC rules described above, implementation of which could impact Instinet and other transaction products offered by Reuters from time to time.

Networks and systems

Reuters networks and systems risk being impacted by a catastrophic failure of long or short duration due to factors beyond its control. Reuters seeks to minimise these risks as far as commercially reasonable by, inter alia, security controls, systems and communications redundancy and elimination of single points of failure where feasible.

Internet

The availability of the public internet and internet technology is reducing barriers to entry for new information providers, creating additional competition and new price/cost dynamics in the industry. It may also increase the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a new publishing medium, it will also create new outlets for content providers.

Reuters strategy is based on developing internet-based products and reducing costs through internet-based infrastructure. In pursuing this strategy, Reuters faces risks associated with delays or difficulties in developing and using new technology and software for the Internet. Reuters also faces risks associated with implementing its new business model in the competitive and rapidly changing Internet environment. There can be no assurance that Reuters will be able to successfully implement its strategy for the Internet or adapt its business to internet commerce.

Because of the increasing importance of the Internet to Reuters business, the value of Reuters shares may be more adversely affected by a decline in the value of internet stocks generally than would have been the case in the past.

Geographical operations

Reuters may suffer discriminatory tariffs or other forms of government intervention due to the nature of its editorial and other reporting activities.

Exposure to companies not controlled by Reuters

Reuters has entered into joint ventures with and made strategic investments in a number of companies involved in related business where Reuters does not exercise management control, including investments made through the Greenhouse Fund in internet-related companies. The value of Reuters interest in a number of these companies has increased significantly, in part as a result of increased investor interest in companies involved in the internet and technology sectors. The value of Reuters interests may fall if, among other things, the performance of these companies or companies in these sectors generally do not meet investors’ expectations or because of adverse economic conditions. Although Reuters generally seeks board representation or other means of participating in the management of companies or joint ventures in which it invests, Reuters ability to affect the performance of these companies or joint ventures may be limited where it does not exercise management control.

General Statistics

	December 1999	% change	December 1998

Total subscriber locations (000s)	52.8	(9%)	57.9

Information sources:
Contributors	5,001	0%	4,982
Markets reported in real time	260	(3%)	267
Journalists	2,101	1%	2,072
Bureaux	184	1%	182

Infrastructure:
Countries in which services
distributed	154	(2%)	157
Countries with offices	97	1%	96
Cities	212	(3%)	218

Staff numbers	16,546	(2%)	16,938

Financial Ratios	December 1999	December 1998

Operating margin	17.6%	18.2%
Pre-tax margin	20.2%	19.1%
Post-tax margin	13.6%	12.7%
EBITDA margin	32.2%	31.7%
Earnings per share	30.2p	26.7p
Free cash flow per ordinary share	28.4p	34.1p
Book value per ordinary share	36.1p	23.3p
Return on tangible fixed assets	57.5%	48.2%
Return on equity	102.0%	78.5%

The financial ratios are derived from UK GAAP data.

continued/

The definitions applied to each of the financial ratios are as follows:

EBITDA margin represents earnings before interest, taxation, depreciation and amortisation of goodwill as a percentage of turnover.

Free cash flow per ordinary share represents operating cash flow, net interest and other investment income received less tax paid and expenditure on tangible fixed assets divided by the weighted average number of shares.

Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares of Reuters Group PLC held by ESOTs. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Group PLC held by ESOTs.

Return on tangible fixed assets represents the annualised profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each period and dividing by two.

Return on equity represents annualised profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity. In 1998 a weighted average has been used to reflect the capital reorganisation (annualised).

Summary of Results

	1999				1998
£m Revenues	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Reuters Information
Europe, Middle East and Africa	247	243	243	241	227	230	230	244
Asia	75	74	75	78	71	72	69	71
The Americas	83	86	87	87	77	77	82	81
Total	405	403	405	406	375	379	381	396

Reuters Trading Systems
Dealing	101	99	99	98	108	109	106	104
Financial Enterprise Systems	59	63	68	70	58	57	67	93
Risk Management Systems	18	26	15	30	13	20	15	35
Other	7	6	7	14	3	6	8	6
Reuters Voice Systems
(disposed of in December 1998)	0	0	0	0	2	5	8	4
Total	185	194	189	212	184	197	204	242

Instinet
US	98	102	99	108	82	86	96	97
International	27	28	30	32	19	21	23	22
Fixed Income	0	0	0	1	0	0	0	0
Total	125	130	129	141	101	107	119	119

Reuters Ventures	37	37	41	42	38	38	38	40
RBB	15	16	0	0	13	12	14	15
TIBCO Software (TSI)	8	13	0	0	7	7	10	11
Intra group revenue	(4)	(2)	(1)	(1)	(3)	(2)	(5)	(5)

Total revenue	771	791	763	800	715	738	761	818

Adjustment for
TSI/RBB	(23)	(29)	(0)	0	(20)	(19)	(24)	(26)

Divisional revenue	748	762	763	800	695	719	737	792

43
	1999			1998
£m Costs	H1	H2	FY	H1	H2	FY

Reuters Information	(694)	(672)	(1,366)	(662)	(711)	(1,373)
Reuters Trading Systems	(262)	(288)	(550)	(246)	(295)	(541)
Instinet	(175)	(221)	(396)	(133)	(158)	(291)
Reuters Ventures	(79)	(93)	(172)	(88)	(93)	(181)
RBB	(32)	(0)	(32)	(33)	(33)	(66)
TSI	(27)	0	(27)	(15)	(23)	(38)
Intra group costs	6	2	8	5	10	15

Total costs	(1,263)	(1,272)	(2,535)	(1,172)	(1,303)	(2,475)

Adjustment for TSI/RBB	59	0	59	48	56	104

Divisional costs	(1,204)	(1,272)	(2,476)	(1,124)	(1,247)	(2,371)

Contribution	H1	H2	FY	H1	H2	FY

Reuters Information	114	139	253	92	66	158
Reuters Trading Systems	117	113	230	135	151	286
Instinet	80	49	129	75	80	155
Reuters Ventures	(5)	(10)	(15)	(12)	(15)	(27)
RBB	(1)	0	(1)	(8)	(4)	(12)
TSI	(6)	0	(6)	(1)	(2)	(3)

Total contribution	299	291	590	281	276	557

Adjustment for TSI/RBB	7	0	7	9	6	15

Divisional contribution	306	291	597	290	282	572

44
£m	1999			1998
Contribution Margin	H1	H2	FY	H1	H2	FY

Reuters Information	14%	17%	16%	12%	8%	10%
Reuters Trading Systems	31%	28%	29%	35%	34%	35%
Instinet	31%	18%	25%	36%	34%	35%
Reuters Ventures	(7%)	(12%)	(10%)	(16%)	(19%)	(18%)
RBB	(3%)	n/a	(3%)	(32%)	(14%)	(22%)
TSI	(29%)	n/a	(29%)	(7%)	(10%)	(9%)

Total contribution margin	19%	19%	19%	19%	17%	18%

Total divisional contribution
margin excluding TSI/RBB	20%	19%	19%	21%	18%	19%

Net currency gain/(loss)	3	3	6	22	17	39

Goodwill amortisation	(24)	(23)	(47)	(25)	(21)	(46)

Operating profit	278	271	549	278	272	550

Operating margin	17.8%	17.3%	17.6%	19.1%	17.2%	18.2%

Profit on disposal of fixed
asset investments	29	21	50	0	26	26
(Loss)/profit from associates	(1)	(16)	(17)	2	(3)	(1)
Income from fixed asset investments	0	2	2	3	0	3
Net interest (payable)/receivable	(6)	2	(4)	11	(9)	2
Profit on disposal of Subsidiary	0	52	52	0	0	0

Profit before taxation	300	332	632	294	286	580

Taxation on profit on ordinary activities	(98)	(109)	(207)	(99)	(97)	(196)

Profit after taxation attributable
to ordinary shareholders	202	223	425	195	189	384

Tax rate on profit before goodwill	30%		30%	31%		31%

Earnings per ordinary share	14.3p		30.2p	13.3p		26.7p

Earnings per ADS
(USD rate used = $1.61)	$ 1.33		$ 2.91	$ 1.24		$ 2.58
Dividend per ordinary share	3.65p	11.0p	14.65p	3.4p	11.0p	14.4p

Number of ordinary shares
ranking for dividend (millions)	1,413		1,402	1,409		1,409

45
£m	1999	1998
Net Assets

Reuters Information	276	299
Reuters Trading Systems	154	197
Reuters Ventures	110	28
Instinet	214	92
TSI	0	16
Central	(153)	(243)

	601	389

User Accesses (000's)
Information product accesses
3000 Series	71	48
Other upper tier	139	161
Off-Trading Floor	97	70
Mobile	41	31
Other	129	119
Total	477	429
Dealing accesses	23	24
Instinet accesses	21	16

Total Accesses	521	469

Revenue per access (£000)
Information products
3000 Series	6.8	6.6
Other Upper Tier	5.6	5.8
Total RI	3.6	3.8
Dealing	17.6	17.9
Instinet	27.8	30.4

	H1	1999 FY	H1	1998 FY

Total Subscriber locations (000's)	57.7	52.8	57.2	57.9

Internet page views per month (millions)		150-200

Instinet NYSE market share %	2.5%	2.4%	2.5%	2.5%

Instinet NASDAQ market share %	14.0%	13.3%	15.2%	14.5%

Market value of listed
Greenhouse investments (£m)	68	423	—	48

Market value of TSI holding (£m)	—	3,150	—	—

Notes

Notes

For further information please contact:

London

Geoff Wicks
Director Corporate Relations
Tel: 020 7542 3717 or 020 7542 8666

or

Peter Thomas
Director Media Relations
Tel: 020 7542 7904 or 020 7542 4890

New York

Nancy Bobrowitz
Senior Vice President, Corporate Communications
Tel: 212 603 3345 or 212 603 3244

or

Robert Crooke
Vice President, Media Relations
Tel: 212 603 3587

http://www.reuters.com/